Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Wojciech Marciniak (contact name) Chief Specialist, Investor Relations	*Phone:*	*(48 76) 747 88 74*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76)747 82 05*
E-mail:			
Date:	10 May 2006	*No of sheets:*	*1*

SUPPL

Current report 26/2006

The Management Board of KGHM Polska Miedź S.A. announces that on 10 May 2006 the Ordinary General Shareholders Meeting of Polkomtel S.A. was held, during which the shareholders resolved that Polkomtel S.A. will pay a dividend to its shareholders, in accordance with applicable law, of retained net profit for the years preceeding 2005 and of net profit for 2005. The total amount of the dividend is PLN 2 352 375 thousand (representing PLN 114.75 per share) and will be paid to shareholders proportionally to their ownership of the share capital of Polkomtel S.A. Given the fact that KGHM Polska Miedź S.A. owns 19.61% of the share capital of Polkomtel S.A., the amount of the dividend attributable to KGHM Polska Miedź S.A. is PLN 461 269 755. The Ordinary General Shareholders Meeting of Polkomtel S.A. has set the dividend payment date as 17 July 2006.

Polkomtel S.A. is accounted for in the accounts of KGHM Polska Miedź S.A. using the equity method.

Legal basis: art. 56 sec. 1 point 1 of the Act dated 29 July 2005 on public offerings, conditions governing the introducing of financial instruments to organised trading, and public companies (Journal of Laws from 2005 Nr 184, item 1539)




06013344

WICEPREZES ZARZĄDU
Mirosław Biliński

WICEPREZES ZARZĄDU
Marek Fusiński